UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 30, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

IR Contact:

Iris Wu, Senior Manager iris.wu@asetechholding.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echo.lin@asetechholding.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial
Results for the First Quarter of 2019

Taipei, Taiwan, R.O.C., April 30, 2019 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”) was established following the completion of the merger between Advanced Semiconductor Engineering, Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. on April 30, 2018. ASE is the Company’s predecessor entity; therefore, the financial results of the Company for periods before merger are prepared under the assumption that the Company owned 100% shareholdings of ASE at the very beginning. The financial results after April 30, 2018, including both 1Q19 and 4Q18, reflect full quarters of combined operations following the completion of the merger. The financial results before April 30, 2018 reflect the operations of ASE and its subsidiaries prior to the establishment of the Company. As a result, the Company’s financial results for 1Q19 and 4Q18 may not be comparable to that for 1Q18. ASEH, the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$88,861 million for 1Q19, up by 37% year-over-year and down by 22% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$2,043 million, down from a net income attributable to shareholders of the parent of NT$2,096 million in 1Q18 and down from a net income attributable to shareholders of the parent of NT$5,446 million in 4Q18. Basic earnings per share for the quarter were NT$0.48 (or US$0.031 per ADS), compared to adjusted basic earnings per share of NT$0.49 for 1Q18 and basic earnings per share of NT$1.28 for 4Q18. Diluted earnings per share for the quarter were NT$0.46 (or US$0.030 per ADS), compared to adjusted diluted earnings per share of NT$0.48 for 1Q18 and diluted earnings per share of NT$1.24 for 4Q18.

RESULTS OF OPERATIONS

1Q19 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 50%, 10%, 39% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$77,476 million for the quarter, down from NT$95,344 million in 4Q18.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Raw material cost totaled NT$43,928 million for the quarter, representing 49% of total net revenues.

-	Labor cost totaled NT$11,931 million for the quarter, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,572 million for the quarter.

●	Gross margin decreased 3.6 percentage points to 12.8% in 1Q19 from 16.4% in 4Q18.

●	Operating margin was 2.6% in 1Q19 compared to 7.5% in 4Q18.

●	In terms of non-operating items:

-	Net interest expense was NT$966 million.

-	Net foreign exchange loss of NT$180 million was primarily attributable to the appreciation of U.S. dollar against NT dollar.

-	Gain on valuation of financial assets and liabilities was NT$1,556 million.

-	Net loss on equity-method investments was NT$154 million.

-             Other net non-operating incomes of NT$86 million were primarily attributable to miscellaneous incomes. Total non-operating incomes for the quarter were NT$342 million.

●	Income before tax was NT$2,635 million for 1Q19, compared to NT$7,235 million in 4Q18. We recorded income tax expenses of NT$405 million for the quarter, compared to NT$1,342 million in 4Q18.

●	In 1Q19, net income attributable to shareholders of the parent was NT$2,043 million, compared to net income attributable to shareholders of the parent of NT$2,096 million in 1Q18 and net income attributable to shareholders of the parent of NT$5,446 million in 4Q18.

●	Our total number of shares outstanding at the end of the quarter was 4,322,625,732, including treasury stock owned by our subsidiaries. Our 1Q19 basic earnings per share of NT$0.48 (or US$0.031 per ADS) were based on 4,249,572,979 weighted average numbers of shares outstanding in 1Q19. Our 1Q19 diluted earnings per share of NT$0.46 (or US$0.030 per ADS) were based on 4,255,559,025 weighted average number of shares outstanding in 1Q19.

1Q19 Results Highlights – ATM2

●	Cost of revenues was NT$45,933 million for the quarter, down by 8% sequentially.

-	Raw material cost totaled NT$15,281 million for the quarter, representing 28% of total net revenues.

-	Labor cost totaled NT$10,493 million for the quarter, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$10,970 million for the quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Gross margin decreased 6.3 percentage points to 15.5% in 1Q19 from 21.8% in 4Q18.

●	Operating margin was 2.9% in 1Q19 compared to 9.8% in 4Q18.

1Q19 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$32,029 million, down by 31% sequentially.

-	Raw material cost totaled NT$28,702 million for the quarter, representing 82% of total net revenues.

-	Labor cost totaled NT$1,417 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$484 million for the quarter.

●	Gross margin decreased to 8.4% in 1Q19 from 9.1% in 4Q18.

●	Operating margin increased to 2.1% in 1Q19 from 4.3% in 4Q18.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q19 totaled US$239 million, of which US$156 million were used in packaging operations, US$72 million in testing operations, US$8 million in EMS operations and US$3 million in interconnect materials operations and others.

●	As of March 31, 2019, total unused credit lines amounted to NT$207,722 million.

●	Current ratio was 1.23 and net debt to equity ratio was 0.58 as of March 31, 2019.

●	Total number of employees was 90,370 as of March 31, 2019, compared to 93,891 as of December 31, 2018.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 47% of our total net revenues in 1Q19, compared to 41% in 4Q18. One customer accounted for more than 10% of our total net revenues in 1Q19.

●	Our top 10 customers contributed 60% of our total net revenues for the quarter, compared to 56% in 4Q18.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues both in 1Q19 and in 4Q18.

EMS Basis

●	Our five largest customers together accounted for approximately 75% of our total net revenues in 1Q19, compared to 82% in 4Q18. One customer accounted for more than 10% of our total net revenues in 1Q19.

●	Our top 10 customers contributed 87% of our total net revenues during the quarter in 1Q19, compared to 91% in 4Q18.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20-F filed on April 26, 2019.

Supplemental Financial Information

Consolidated Operations

	1Q/19	4Q/18	1Q/18
EBITDA (NT$ Millions)	16,523	21,082	11,893

ATM Consolidated Operations

	1Q/19	4Q/18	1Q/18
Net Revenues (NT$ Millions)	54,371	64,120	37,072
Revenues by Application
Communication	53%	52%	46%
Computer	13%	14%	13%
Automotive, Consumer & Others	34%	34%	41%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	34%	33%	26%
Wirebonding	40%	39%	47%
Discrete and Others	8%	9%	9%
Testing	16%	17%	15%
Material	2%	2%	3%
Capacity & EBITDA
CapEx (US$ Millions)*	231	237	202
EBITDA (NT$ Millions)	14,620	18,271	10,393
Number of Wirebonders	25,033	25,172	16,015
Number of Testers	4,857	4,822	3,801

EMS Operations

	1Q/19	4Q/18	1Q/18
Net Revenues (NT$ Millions)	34,959	50,745	28,691
Revenues by End Application
Communication	29%	32%	42%
Computer & Storage	13%	10%	17%
Consumer	38%	44%	24%
Industrial	14%	10%	9%
Automotive	5%	4%	7%
Others	1%	0%	1%
Capacity
CapEx (US$ Millions)*	8	11	7

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2019	Dec. 31 2018	Mar. 31 2018
Net revenues:
Packaging	43,857	51,149	29,368
Testing	8,951	10,919	5,679
EMS	34,947	50,736	28,686
Others	1,106	1,224	1,233
Total net revenues	88,861	114,028	64,966

Cost of revenues	(77,476)	(95,344)	(54,578)
Gross profit	11,385	18,684	10,388

Operating expenses:
Research and development	(3,955)	(4,293)	(2,775)
Selling, general and administrative	(5,137)	(5,818)	(3,297)
Total operating expenses	(9,092)	(10,111)	(6,072)
Operating income	2,293	8,573	4,316

Net non-operating (expenses) income:
Interest expense - net	(966)	(923)	(357)
Foreign exchange gain (loss)	(180)	(311)	502
Gain (loss) on valuation of financial assets and liabilities	1,556	140	(379)
Gain (loss) on equity-method investments	(154)	6	(444)
Others	86	(250)	138
Total non-operating income (expenses)	342	(1,338)	(540)
Income before tax	2,635	7,235	3,776

Income tax expense	(405)	(1,342)	(1,420)
Income from continuing operations and before noncontrolling interest	2,230	5,893	2,356
Noncontrolling interest	(187)	(447)	(260)

Net income attributable to shareholders of the parent	2,043	5,446	2,096

Per share data[3]:
Earnings (losses) per share
– Basic	NT$0.48	NT$1.28	NT$0.49
– Diluted	NT$0.46	NT$1.24	NT$0.48

Earnings (losses) per equivalent ADS
– Basic	US$0.031	US$0.083	US$0.034
– Diluted	US$0.030	US$0.081	US$0.032

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,255,559	4,254,978	4,336,571

FX (NTD/USD)	30.77	30.79	29.33

3 Per share data for the three months ended March 31, 2018 has been retrospective adjusted to reflect the impact from the joint share exchange agreement.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2019	Dec. 31 2018	Mar. 31 2018
Net revenues:
Packaging	44,488	52,068	30,313
Testing	8,951	10,920	5,679
Direct Material	900	1,093	1,050
Others	32	39	30
Total net revenues	54,371	64,120	37,072

Cost of revenues	(45,933)	(50,158)	(29,371)
Gross profit	8,438	13,962	7,701

Operating expenses:
Research and development	(3,043)	(3,349)	(1,865)
Selling, general and administrative	(3,841)	(4,306)	(2,418)
Total operating expenses	(6,884)	(7,655)	(4,283)
Operating income	1,554	6,307	3,418

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2019	Dec. 31 2018	Mar. 31 2018
Net revenues:
Total net revenues	34,959	50,745	28,691

Cost of revenues	(32,029)	(46,135)	(25,991)
Gross profit	2,930	4,610	2,700

Operating expenses:
Research and development	(940)	(967)	(926)
Selling, general and administrative	(1,252)	(1,463)	(832)
Total operating expenses	(2,192)	(2,430)	(1,758)
Operating income	738	2,180	942

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Mar. 31 , 2019	As of Dec. 31 , 2018

Current assets:
Cash and cash equivalents	59,317	51,518
Financial assets – current	11,099	13,802
Notes and accounts receivable	63,391	79,481
Inventories	45,369	46,688
Others	9,657	10,070
Total current assets	188,833	201,559

Financial assets – non current & Investments – equity method	13,285	12,555
Property plant and equipment	212,639	214,593
Right-of-use assets	10,531	—
Intangible assets	79,630	80,216
Prepaid lease payments	—	10,765
Others	20,404	13,683
Total assets	525,322	533,371

Current liabilities:
Short-term borrowings	49,207	43,264
Current portion of long-term borrowings	17,197	10,779
Notes and accounts payable	43,095	56,884
Others	43,523	45,372
Total current liabilities	153,022	156,299

Bonds payable	16,987	16,986
Long-term borrowings	112,038	127,119
Other liabilities	17,378	12,297
Total liabilities	299,425	312,701

Shareholders of the parent	207,766	203,023

Noncontrolling interest	18,131	17,647
Total liabilities & shareholders’ equity	525,322	533,371

Current Ratio	1.23	1.29

Net Debt to Equity	0.58	0.60

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended
	Mar. 31	Dec. 31	Mar. 31
	2019	2018	2018
Cash Flows from Operating Activities:
Profit before income tax	2,635	7,235	3,776
Depreciation & amortization	12,575	12,220	7,232
Other operating activities items	813	(920)	(2,276)
Net cash generated from operating activities	16,023	18,535	8,732
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(8,878)	(9,993)	(5,547)
Other investment activities items	2,750	(6,230)	(3,993)
Net cash used in investing activities	(6,128)	(16,223)	(9,540)
Cash Flows from Financing Activities:
Total net repayment of debts	(3,172)	(10,208)	(504)
Other financing activities items	(157)	3,255	(1,585)
Net cash used in financing activities	(3,329)	(6,953)	(2,089)
Foreign currency exchange effect	1,233	824	(35)
Net increase (decrease) in cash and cash equivalents	7,799	(3,817)	(2,932)
Cash and cash equivalents at the beginning of period	51,518	55,335	46,078
Cash and cash equivalents at the end of period	59,317	51,518	43,146